Exhibit 99.1

CRH Medical Corporation Announces Majority Purchase of an Anesthesia Practice in North Carolina and Provides an Outlook for Q3 2017

VANCOUVER, Sept. 22, 2017 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), announces that it has completed an accretive transaction whereby CRH has acquired a 51% interest in a gastroenterology ("GI") anesthesia practice in Raleigh, North Carolina ("Raleigh").

Raleigh provides anesthesia services to three ambulatory surgical centers in North Carolina. The transaction was financed through a combination of CRH's credit facility and cash on hand.

Raleigh transaction highlights:

•	Total 2018 annual estimated revenue[1] of US$5.3 million
•	EBITDA and cash flow accretive
•	Structured as joint venture with CRH acquiring a 51% interest
[1] Total 2018 annual estimated revenue takes into consideration the Centers for Medicare and Medicaid's proposed 2018 Physician Fee Schedule. Please refer to our news release dated July 17, 2017 for more details.

Outlook for Q3 2017

The Company is providing an outlook for the three months ending September 30, 2017. This outlook reflects: (a) recent data implying that commercial insurance patient cases will not increase as much as expected in Q3 2017 compared to Q2 2017, (b) the expected impact of Hurricane Irma on facilities we serve in the Southeastern United States resulting in approximately 1,500 procedures being cancelled, and (c) the positive impact of our recently announced acquisitions. The Company is providing this outlook to clarify shareholder expectations considering such factors affecting the Company. For the three months ending September 30, 2017, total revenue is expected to be approximately US$22.7 million. Adjusted Operating EBITDA2 attributable to shareholders for the period is estimated to be approximately US$7.3 million.

[2] Adjusted operating EBITDA is a non-IFRS measure defined as operating income before interest, taxes, depreciation and related expenses, amortization, stock-based compensation, acquisition-related expenses, and asset impairment charges. Refer to the Company's Financial Report for the quarter ended June 30, 2017 for a reconciliation of reported financial results to non-IFRS measures.

Edward Wright, CEO of CRH, commented on the transaction, "We are thrilled to partner with Raleigh, another existing O'Regan customer, to grow our operations in North Carolina. This is our fifth acquisition this year and it brings us closer to achieving our anesthesia expansion objectives for 2017."

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. The CRH O'Regan System is a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

In 2014, CRH acquired Gastroenterology Anesthesia Associates, LLC ("GAA"), a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures. Since then, CRH has incorporated 13 additional acquisitions to its anesthesia business. CRH Anesthesia now services 34 ambulatory surgical centers in seven states and performs approximately 230,000 procedures annually.

Forward-looking Statements:

Included in this press release are an estimate of 2018 revenue for the newly acquired business and estimates for revenue and adjusted operating EBITDA for the third and fourth quarters of the current fiscal year, both of which are "forward-looking statements". Estimates of future revenue and EBITDA involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward-looking statements and our results and operations may be negatively affected. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it and disclaims any intent or obligations to update or revise publicly any forward-looking statements, whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects management's current expectations regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: various restrictive covenants and events of default under our Credit Facilities; ASCs or other customers may terminate or choose not to renew their agreements; the CMS may review and reduce the reimbursement of anesthesia procedure codes relevant to GI procedures; a significant number of our affiliated physicians could leave our affiliated ASCs; we may be unable to enforce the non-competition and other restrictive covenants in our agreements; change in the regulations or regulatory interpretations may obligate us to re-negotiate agreements of our anesthesiologists or other contractors; failure to manage third-party service providers may adversely affect our ability to maintain the quality of service that we provide; business interruptions due to adverse weather conditions could impact revenue; the ACA reform in the United States may have an adverse effect on our business, financial conditions, results of operations and cash flows; changing legislative and regulatory requirements and healthcare spending and pricing pressures may adversely affect our business; the policies of health insurance carriers may affect the amount of revenue the Company receives; we operate in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; our industry is already competitive and could become more competitive; unfavorable changes or conditions could occur in the states where our operations are concentrated; if there is a change in federal or state laws, rules, regulations, or in interpretations of such federal or state laws, rules or regulations, we may be required to redeem our physician partners' ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offences and potential sanctions; changes in the medical industry and the economy may affect the Company's business; income tax audits and changes in our effective income tax rate could affect our results of operations; our industry is subject to health and safety risks; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance, recalls and other liabilities, which may adversely affect our operations; our industry is the subject of numerous governmental investigations into marketing and other business practices, which could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations; we may be subject to a variety of regulatory investigations, claims, lawsuits, and other proceedings; if we are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired; the Company may not be successful in marketing its products and services; we may be subject to criminal or civil sanctions if we fail to comply with privacy regulations regarding the use and disclosure of patient information; our employees and third-party contractors may not appropriately record or document services that they provide; we may write-off intangible assets; we may face exposure to adverse movements in foreign currency exchange rates; our employees and business partners may not appropriately secure and protect confidential information in their possession; we are dependent on complex information systems; conflicts of interest may arise among the Company's officers and directors as a result of their involvement with other companies. In addition, when estimating 2018 revenue for the acquired business, we are assuming steady state operations continue and that revenue and expenses remain relatively constant with historical trends, adjusting only for changes that are known as of today's date.

For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's Annual Information Form which is available on SEDAR at www.sedar.com.

SOURCE CRH Medical Corporation

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%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 08:30e 22-SEP-17